Mail Stop 3720

September 7, 2006

Mr. Bradley E. Singer
Chief Financial Officer
American Tower Corporation
116 Huntington Avenue
Boston, Massachusetts 02116

> **Re:** **American Tower Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 15, 2006**
>
> **Form 10-Q for Fiscal Quarter Ended March 31, 2006**
> **File No. 1-14195**

Dear Mr. Singer:

      We have reviewed your supplemental response letter dated August 31, 2006 as well as your filing and have the following comments. As noted in our comment letter dated August 18, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-Q for the Quarter Ended March 31, 2006

 Note 3. Acquisition, page 8

1.   We note your response to comment 5. Clarify for us how you will account for the difference between the amount of depreciation and amortization expense that you recognized based on your initial purchase price allocation and the amount that you would have recognized based on the final allocation. Tell us the amount and timing of the impact of the purchase price allocation adjustments on depreciation and amortization expense. In addition, provide complete and transparent

disclosure regarding the impact of these adjustments within management's discussion and analysis.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director